15045642

SECURI ISSION
Washington, D.C.

SEC MAIL PROCESSING
RECEIVED
FEB 25 2015
WASH. D.C.
201
SECTION

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SEC FILE NUMBER
8- ~~51073~~ 68244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&A Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1070 Dundee Avenue, Suite C
(No. and Street)

East Dundee (City) Illinois (State) 60118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Buettner (847) 836-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lawrence Buettner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&A Capital, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBYN L. DEMERS-FORD
MY COMMISSION # FF 105361
EXPIRES: March 23, 2018
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B&A Capital, Inc.

December 31, 2014

Financial Report

B&A Capital, Inc.

December 31, 2014

Financial Report

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
B&A Capital, Inc.

We have audited the accompanying financial statements of B&A Capital, Inc., which comprise the balance sheet as of December 31, 2014, and the related statements of profit & loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. B&A Capital, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of B&A Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of B&A Capital, Inc.'s financial statements. The supplemental information is the responsibility of B&A Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 2, 2015

8:35 AM
01/13/15
Accrual Basis

B & A Capital, Inc.
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
Harris Checking	21,153.71
Total Checking/Savings	21,153.71
Other Current Assets	
Prepaid Expense	2,353.00
Total Other Current Assets	2,353.00
Total Current Assets	23,506.71
TOTAL ASSETS	23,506.71
LIABILITIES & EQUITY	
Equity	
Capital Stock	15,000.00
Paid In Capital	61,500.00
Retained Earnings	-60,491.29
Net Income	7,498.00
Total Equity	23,506.71
TOTAL LIABILITIES & EQUITY	23,506.71

The accompanying notes are an integral part of these financial statements.

B & A Capital, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Services Income	15,000.00
Total Income	15,000.00
Expense	
Filing Fees	650.00
Insurance Expense	57.00
Outside Services	5,675.00
Professional Fees	1,120.00
Total Expense	7,502.00
Net Ordinary Income	7,498.00
Net Income	7,498.00

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2013	15,000	$15,000	$54,000	($60,491)	$8,509
Capital contribution			$7,500		$7,500
Net Income				$7,498	$7,498
Balance at December 31, 2014	15,000	$15,000	$61,500	($52,993)	$23,507

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash provided by (used in) operating activities:	
Net Income	$7,498
Change in Prepaid Expenses	($2,353)
Cash provided by financing activities:	
Capital contributions	$7,500
Net increase in cash	$12,645
Cash, beginning of year	$8,509
Cash, end of year	$21,154

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

B&A Capital, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides brokerage and marketing services for limited partnerships and/or joint ventures in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership and/or joint venture.

Statement of Cash Flows – The Company considers cash to be all highly liquid deposits with a maturity date of three months or less.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Income Taxes – The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company is no longer subject to federal or state income tax examinations by tax authorities for the years before the 2011 tax year.

Common Stock – 1,000,000 shares have been authorized. The par value is $1 per share. 15,000 shares are issued and outstanding.

3. Related Parties

The Energy Group, Inc., solely owned by the stockholder of B&A Capital, Inc., provides administrative services to the Company. There were no charges between the two entities during 2014.

Blue Flame Energy Corporation, solely owned by the stockholder of B&A Capital, Inc., received services by the Company. A contractual payment was made by Blue Flame Energy Corporation to B&A Capital, Inc. during 2014 of $15,000, which represents 100% of B&A Capital, Inc.'s revenue.

4. Income Taxes

The Company has available approximately $53,000 in net operating loss carry forwards, expiring through 2033. The accompanying financial statements do not reflect a deferred tax asset related to these carry forwards, as the likelihood that the Company will generate sufficient taxable income to utilize the losses is uncertain.

B&A CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Net Capital	
Total Stockholder's equity	$23,507
Non-allowable assets	($2,353)
Deductions	
Net Capital	$21,154
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II original (unaudited) FOCUS report	$21,154
Company adjustments	
Audit adjustments	
Net Capital	$21,154
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$5,000
Excess net capital	$16,154
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$0
Percentage of aggregate indebtedness to net capital.	$0

See Independent auditor's report.

B&A CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(i).

B&A CAPITAL, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(i).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of B&A Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) B&A Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which B&A Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(i) (the "exemption provisions") and (2) B&A Capital, Inc. stated that B&A Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. B&A Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B&A Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 2, 2015

The Exemption Report

The following statements are made to the best knowledge and belief of Marie Klanang as FinOp for B&A Capital, Inc.

I, Marie Klanang, as the FinOp for B&A Capital, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2014 without exception.